UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R 10 8

(CUSIP Number)

Peter Friedli
Freigutstrasse 5
8002 Zurich, Switzerland
Telephone: +41 (1) 283 29 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Friedli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,416,351(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,547,106

	10.	Shared Dispositive Power 4,869,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,416,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.7%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)             Includes 10,547,106 shares held by Peter Friedli and 4,869,245 shares held in the aggregate by Venturetec, Inc., US Venture 05, Inc., Joyce, Ltd. and Margrit Friedli, Mr. Friedli’s mother, over which Mr. Friedli currently exercises sole voting control.

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Venturetec, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,863,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,863,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New Venturetec AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,863,620(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,863,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) CO

(2)             Represents shares held of record by Venturetec, Inc., which is a reporting person under this Schedule 13D. The capital stock of Venturetec, Inc. is 100% owned by New Venturetec AG. Peter Friedli, who is a reporting person under this Schedule 13D is President of Venturetec, Inc. and is President of New Venturetec AG, and holds sole voting power over the shares held by Venturetec, Inc.

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) US Venture 05, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68827R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joyce, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of Peter Friedli, a citizen of Switzerland, Venturetec, Inc., a British Virgin Islands corporation, New Venturetec AG, a Swiss corporation, US Venture 05, Inc., a Belize corporation and Joyce Ltd., a Belize corporation (collectively referred to hereinafter as the “Reporting Persons”) relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Osiris Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 2001 Aliceanna Street, Baltimore, Maryland 21231.  This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2006 (the “Schedule 13D”).

This Amendment relates to shares of Common Stock owned by Peter Friedli, Venturetec, Inc., New Venturetec AG, US Venture 05, Inc. and Joyce, Ltd.  Peter Friedli is no longer the President or Investment Manager of Nikatech, Inc.

Item 2.                    Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

1.	(a)	Peter Friedli;
	(b)	Mr. Friedli’s business address is c/o Friedli Corporate Finance, Inc., Freigustrasse 5, 8002 Zurich, Switzerland;
(c)

Mr. Friedli co-founded the Issuer’s business and except for the period between February and June 2004 has been a director of the Issuer since January 1996. Mr. Friedli is the principal of Friedli Corporate Finance, Inc., a venture capital firm. He is also the President of each of Venturetec, Inc., New Venturetec AG, US Venture 05, Inc. and Joyce, Ltd.;

	(d)	During the last five years, Mr. Friedli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)

During the last five years, Mr. Friedli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws; and

	(f)	Mr. Friedli is a citizen of Switzerland.

2.	(a)	Venturetec, Inc.;
	(b)	Venturetec, Inc.’s business address is c/o Friedli Corporate Finance, Inc., Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Venturetec, Inc.’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;

(d)

and (e)—During the last five years, Venturetec, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Venturetec, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or  prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of anyviolation with respect to such laws. For additional infor mation, please refer to Schedule I hereto.

3.	(a)	New Venturetec AG;
	(b)	New Venturetec AG’s business address is c/o Friedli Corporate Finance, Inc., Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	New Venturetec AG’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;
(d)

and (e)—During the last five years, New Venturetec AG has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which New Venturetec AG was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof  or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

4.	(a)	US Venture 05, Inc.;
	(b)	US Venture 05, Inc.’s business address is c/o Friedli Corporate Finance, Inc., Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	US Venture 05, Inc.’s principal business is venture capital investing, including in biotechnology companies;
(d)

and (e)—During the last five years, US Venture 05, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body  of competent jurisdiction and as a result of which US Venture 05, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

5.	(a)	Joyce, Ltd.;
	(b)	Joyce, Ltd.’s business address is c/o Friedli Corporate Finance Inc., Freigustrasse 5, 8002 Zurich, Switzerland;
	(c)	Joyce, Ltd.’s principal business is venture capital investing, including in biotechnology companies;
(d)

and (e)—During the last five years, Joyce, Ltd. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Joyce, Ltd. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

This Amendment is being filed following the acquisition on June 6, 2007, by Peter Friedli and Venturetec Inc. of beneficial ownership (as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of shares of the Issuer’s Common Stock.  On June 6, 2007, in a private placement intended to comply with Regulation S of the Securities Act of 1933 to institutional and accredited investors primarily based in Switzerland, Peter Friedli individually purchased 1,230,229 shares of the Issuer’s Common Stock and Venturetec, Inc. purchased 236,260 shares of the Issuer’s Common Stock, in each case at a purchase price of $11.38 per share.  The shares of Common Stock acquired by Mr. Friedli and Venturetec Inc. were purchased for investment purposes.  The form of Subscription Agreement dated June 6, 2007, entered into by and between the Issuer and each of the purchasers of the shares of Common Stock in the private placement was filed by the Issuer as Exhibit 10.2, to the Issuer’s Current Report on Form 8-K, filed on June 7, 2007, and is incorporated herein by reference.  Among other things, this Subscription Agreement affords the named subscribers with limited registration rights.

On June 6, 2007, Mr. Friedli also purchased a convertible promissory note, in the original principal amount of $4.0 million (the “Note”), of the Issuer from Venturetec, Inc.  This Note is convertible at the option of the holder into 222,222 shares of Common Stock of the Issuer at a conversion price of $18.00 per share.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)           The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including warrants and options granted by the Issuer, and the Notes as described in Item 4 hereof) to which this Schedule 13D relates is 15,416,351 shares, representing approximately 50.7% of the 30,436,203 outstanding (or deemed outstanding) shares of the Issuer.  This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer’s most recently filed Form 10-Q for the quarter ended March 31, 2007 (27,470,132 shares) to the number of shares that would be received by the Reporting Persons if they were to convert all of the Notes and other derivative securities held by them into Common Stock of the Issuer (1,472,222 shares).  None of the Reporting Persons has converted any of the Notes or exercised any of the other derivative securities held by them and reported herein as such, but have included the shares issuable upon conversion or exercise in the share calculations as if the same had been converted or exercised, pursuant to Rule 13d-3(d) of the Exchange Act.

(b)  The Reporting Persons beneficially own the Common Stock and derivative securities as follows:

             (i)  Mr. Friedli beneficially owns 15,416,351 shares of Common Stock, which includes: 9,074,884 shares owned directly by Mr. Friedli, 1,000,000 shares issuable upon exercise of outstanding warrants owned by Mr. Friedli, assuming the warrants are exercised in full for cash, and 472,222 shares beneficially owned by Mr. Friedli and issuable upon conversion of the Notes held by Mr. Friedli; 625 shares of Common Stock owned by Margrit Friedli, Mr. Friedli’s mother; 3,863,620 shares owned by Venturetec, Inc.; 1,000,000 shares owned by US Venture 05, Inc.; and 5,000 shares owned by Joyce, Ltd.  Mr. Friedli has sole voting power with respect to 15,416,351 shares, sole dispositive power with respect to 10,547,106 shares and shared dispositive power with respect to 4,869,245 shares.

(ii)  Venturetec, Inc. beneficially owns 3,863,620 shares of Common Stock. Venturetec, Inc. has shared dispositive power with respect to 3,863,620 shares.

(iii)  New Venturetec AG beneficially owns 3,863,620 shares of Common Stock, which includes: 3,863,620 shares owned by Venturetec, Inc., a wholly owned subsidiary of New Venturetec AG.  New Venturetec AG has shared dispositive power with respect to 3,863,620 shares.

(iv)  US Venture 05, Inc. beneficially owns 1,000,000 shares of the Common Stock.  US Venture 05, Inc. has shared dispositive power with respect to 1,000,000 shares.

(v)  Joyce, Ltd. beneficially owns 5,000 shares of the Common Stock.  Joyce, Ltd.  has shared dispositive power with respect to 5,000 shares.

(c)           See Item 4 of this Amendment which is incorporated herein by this reference.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Friedli is the President of Venturetec, Inc., and its parent corporation, New Venturetec AG and of US Venture 05, Inc.  Mr. Friedli serves as Chairman of the Board of Directors of the Issuer and is the Issuer’s largest stockholder.  Mr. Friedli also serves as President of Joyce, Ltd. and is the sole owner of Joyce, Ltd.  In his capacity as President, Mr. Friedli has sole voting and shared dispositive power with respect to Common Stock and other securities held by these entities.  Mr. Friedli is no longer the President or Investment Manager of Nikatech, Inc.

Mr. Friedli, Venturetec, Inc. and US Venture 05, Inc. are parties to a Lockup Agreement dated October 30, 2006, with the Issuer.  Pursuant to the Lockup Agreement, the parties have agreed, among other things and subject to limited exceptions, not to transfer any Issuer securities without the approval of the Issuer until January 30, 2008.  A copy of the Lockup Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 2, 2006, and is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended to include new Exhibit 99.1 (to replace prior Exhibit 99.1) and to include new Exhibit 99.4, as follows:

99.1	Amended and Restated Joint Filing Statement of Peter Friedli, New Venturetec AG, Venturetec, Inc., US Venture 05, Inc. and Joyce, Ltd.

99.4	Form of Subscription Agreement dated June 6, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K field by the Issuer on June 7, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2007

/s/ Peter Friedli
Peter Friedli
VENTURETEC, INC.
By:	/s/ Peter Friedli
Peter Friedli, President
NEW VENTURETEC AG
By:	/s/ Peter Friedli
Peter Friedli, President
US VENTURE 05, INC.
By:	/s/ Peter Friedli
Peter Friedli, President
JOYCE, LTD.
By:	/s/ Peter Friedli
Peter Friedli, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AMENDED AND RESTATED

SCHEDULE I

Schedule I is hereby amended and restated as follows:

        The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance, Inc., Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC

Directors and Executive Officers:

1.                  Peter Friedli, President

2.                  Beat Whittmann, Vice President

NEW VENTURETEC AG

Directors and Executive Officers:

1.                  Peter Friedli, President

2.                  Beat Whittmann, Vice President

3.                  Andreas von Sprecher, Secretary

US VENTURE 05, INC.

Directors and Executive Officers:

1.                  Peter Friedli, President

2.                  Beat Whittmann, Secretary

JOYCE, LTD.

Directors and Executive Officers:

1.                  Peter Friedli, President